Brandes Investment Trust

c/o The Northern Trust Company

50 S. LaSalle Street

Chicago, IL 60603

September 10, 2021

Samantha A. Brutlag

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Brandes Investment Trust: File Nos. 033-81396 and 811-08614

Dear Ms. Brutlag:

On July 1, 2021, Brandes Investment Trust (the “Registrant” or the “Trust”) filed Post-Effective Amendment No. 74 (the “Amendment”) to the Trust’s Registration Statement under the Securities Act of 1933 (the “1933 Act”). The Amendment was filed pursuant to Rule 485(a)(1) under the 1933 Act to register the Brandes U.S. Value Fund (the “Fund”), a new series of the Trust. On August 13, 2021, you provided oral comments. The following is a summary of our understanding of your comments and responses from the Trust.

Fees and Expenses of the Fund

1.	Comment: Staff requests a completed fee and expenses table at least one week prior to the filing being effective.

Response: The complete fee table for the Fund is included below.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the U.S. Value Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below. You may qualify for sales charge discounts if you or your family invest, or agree to invest in the future, at least $25,000 in the Brandes Funds. More information about these and other discounts is available from your financial professional and in the section titled, “Shareholder Information” on page 15 of the Prospectus and “Additional Purchase and Redemption Information” on page 44 of the Fund’s Statement of Additional Information.

Shareholder Fees (Fees paid directly from your investment)

	Class A	Class I	Class R6
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load)	None*	None	None

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class I	Class R6
Management Fees	0.55%	0.55%	0.55%
Distribution (12b-1) Fees	0.25%	None	None

Other Expenses
Shareholder Servicing Fees	None	None	None
Other Expenses(1)	25.95%	26.00%	25.95%

Total Other Expenses	25.95%	26.00%	25.95%
Total Annual Fund Operating Expenses	26.75%	26.55%	26.50%
Less: Fee Waiver and/or Expense Reimbursement	25.80%	25.85%	25.90%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (2)	0.95%	0.70%	0.60%

* Investments of $1 million or more are not subject to a front-end sales charge but generally will be subject to a deferred sales charge of 1.00% on amounts of less than $4 million, 0.50% on amounts of at least $4 million but less than $10 million and 0.25% on amounts of at least $10 million, if redeemed within one year from the date of purchase.

(1) “Other Expenses” for Class I shares includes 0.05% of class-specific sub-transfer agency fees.

(2) The Advisor has contractually agreed to limit the U.S. Value Fund’s Class A, Class I and Class R6 annual operating expenses (excluding acquired fund fees and expenses, taxes, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization or extraordinary expenses such as litigation), including repayment of previous waivers, to 0.95% for Class A, 0.70% for Class I and 0.60% for Class R6, as percentages of the respective Fund classes’ average daily net assets through January 28, 2023 (the “Expense Caps”). The Expense Caps may be terminated at any time by the Board of Trustees upon 60 days’ written notice to the Advisor. The Advisor is permitted, with Board approval, to be reimbursed for fee reductions and/or expense payments made in the prior three years with respect to any Class of the Fund. The Advisor may request reimbursement if the aggregate amount paid by the Fund toward operating expenses for the Class for such period (taking into account any reimbursement) does not exceed the lesser of the Expense Cap in effect at the time of waiver or at the time of reimbursement.

Principal Investment Strategies

2.	Comment: Staff requests that a clarifying addition be considered for the last paragraph of this section stating in plain English that the adviser selects investments that are undervalued.

Response:     The Registrant has added additional clarifying language to the noted paragraph. The paragraph reads as follows with the revised language underlined below:

Brandes Investment Partners, L.P., the U.S. Value Fund’s investment advisor (the “Advisor”), uses the principles of value investing to analyze and select equity securities for the U.S. Value Fund’s investment portfolio that, in its opinion, are undervalued. When buying equity securities, the Advisor assesses the estimated “intrinsic” value of a company based on data such as a company’s earnings, cash flow generation, and/or asset value of the underlying business. By choosing securities that are selling at a discount to the Advisor’s estimates of the underlying company’s intrinsic value, the Advisor seeks to establish an opportunity for long-term capital appreciation. The Advisor may sell a security when its price reaches the Advisor’s estimate of the underlying company’s intrinsic value, the Advisor believes that other investments are more attractive, or for other reasons.

Management and Portfolio Managers

3.	Comment: In these sections, Staff requests that the Registrant add the month and year or at minimum the year of inception for which each portfolio manager has managed the Fund.

Response: The month and year of the Fund’s inception has been added to the length of the term managed by each portfolio manager in both referenced sections.

Certain Prior Advisor Performance

4.

Comment: The Staff noted that all accounts similar to the Fund should be included in the prior performance information. With respect to the reference in the first sentence of this section to the tables setting “forth composite performance data relating to the historical performance of all private accounts (other than “wrap fee” program accounts) managed by the Advisor that have investment objectives, policies, strategies and risks substantially similar to those of the U.S. Value Fund,” is the Fund excluding public accounts in addition to wrap accounts and, if so, why?

Response: Public accounts are not excluded. The language has been updated to read as follows:

The following tables set forth composite performance data relating to the historical performance of all fee paying and non-fee paying private client and institutional accounts managed by the Advisor that have investment objectives, policies, strategies and risks substantially similar to those of the U.S. Value Fund. The data is provided to illustrate the past performance of the Advisor in managing substantially similar accounts as measured against specified market indices and does not represent the performance of the U.S. Value Fund. Investors should not consider this performance data as an indication of future performance of the U.S. Value Fund or of the Advisor.

5.

Comment: Staff requests that the Registrant consider bolding or making more prominent the sentence stating that investors should not consider this performance data as an indication of future performance of the U.S. Value Fund or of the Advisor.

Response: Emphasis has been added to the requested sentence and the first paragraph of the section now appears as follows:

The following tables set forth composite performance data relating to the historical performance all fee paying and non-fee paying private client and institutional accounts managed by the Advisor that have investment objectives, policies, strategies and risks substantially similar to those of the U.S. Value Fund. The data is provided to illustrate the past performance of the Advisor in managing substantially similar accounts as measured against specified market indices and does not represent the performance of the U.S. Value Fund. Investors should not consider this performance data as an indication of future performance of the U.S. Value Fund or of the Advisor.

6.

Comment: Staff requests that the Registrant confirm that the use of Fund expenses does not result in higher performance calculations, for example if the Fund’s fees and expenses were lower than actual fees and expenses.

Response: The Registrant confirms that Fund fees and expenses were higher than actual fees and expenses of accounts in the composite and the use of Fund expenses does not result in higher performance results than account holders experienced. Also, the second paragraph in the “Certain Prior Advisor Performance Section” on page 13 has been updated to read as follows:

All composite returns presented were calculated on a time-weighted and asset-weighted total return basis, including reinvestment of all dividends, interest and income, and realized and unrealized gains and losses. Gross returns do not give effect to investment advisory fees, which would reduce such returns. Net returns are shown net of the U.S. Value Fund’s Class A shares’ total annual fund operating expenses after fee waivers and/or expense reimbursements, as shown on page 1 of this prospectus. Net returns exclude the Class A shares’ sales charges, and such net returns would be lower if they were adjusted to reflect the Class A shares’ sales charges. All returns are net of brokerage commissions, execution costs and any applicable foreign withholding taxes, without provision for federal or state income taxes (if any).

7.

Comment: Confirm whether the statement that [n]et returns are shown net of the U.S. Value Fund’s Class I shares’ total annual fund operating expenses, as shown on page 1 of this prospectus includes the maximum applicable sales load. If so, please so state.

Response: Sales charges are not deducted. The Registrant has updated the composite performance figures. Completed composite performance tables are provided in response number 8 below. Please also see Registrant’s response to number 6 above.

8.	Comment: Please provide Staff with completed composite performance tables at least one week prior to the filing being effective.

Response: The completed “Certain Prior Advisor Performance” section is included below.

The following tables set forth composite performance data relating to the historical performance of all fee paying and non-fee paying private client and institutional accounts managed by the Advisor that have investment objectives, policies, strategies and risks substantially similar to those of the U.S. Value Fund. The data is provided to illustrate the past performance of the Advisor in managing substantially similar accounts as measured against specified market indices and does not represent the performance of the U.S. Value Fund. Investors should not consider this performance data as an indication of future performance of the U.S. Value Fund or of the Advisor.

All composite returns presented were calculated on a time-weighted and asset-weighted total return basis, including reinvestment of all dividends, interest and income, and realized and unrealized gains and losses. Gross returns do not give effect to investment advisory fees, which would reduce such returns. Net returns are shown net of the U.S. Value Fund’s Class A shares’ total annual fund operating expenses after fee waivers and/or expense reimbursements, as shown on page 1 of this prospectus. Net returns exclude the Class A shares’ sales charges, and such net returns would be lower if they were adjusted to reflect the Class A shares’ sales charges. All returns are net of brokerage commissions, execution costs and any applicable foreign withholding taxes, without provision for federal or state income taxes (if any).

The accounts that are included in the composite are not subject to the same types of expenses to which the U.S. Value Fund is subject, or to the diversification requirements, specific tax restrictions and investment limitations imposed on the Fund by the Investment Company Act of 1940, as amended (the “1940 Act”), or Subchapter M of the Internal Revenue Code of 1986 (the “Code”). Consequently, the performance results for the composite could have been adversely affected if the accounts included in the composite had been regulated as investment companies under the federal securities laws.

Brandes U.S. Value Strategy Composite Accounts

Annualized Returns for Periods Ended December 31, 2020

	3 Year	5 Year	10 Year
Brandes U.S. Value Strategy Net	7.14%	10.74%	11.15%
Brandes U.S. Value Strategy Gross	8.16%	11.79%	12.20%
Russell 1000 Value Index[1]	6.07%	9.74%	10.50%

(1)    The Russell 1000 Value Index measures the performance of the large-value segment of the U.S. equity universe. It includes the Russell 1000 companies with lower price-to-book rations and lower expected and historical growth rates.

9.	Comment: In the Annualized Returns for Periods Ended December 31, 2020 chart, please disclose what “Relative Performance” means. Staff may have additional comments.

Response: Performance information has been revised and the information related to “Relative Performance” is no longer included. Please see Registrant’s response to number 8 above.

Class A Share Purchases Not Subject to Initial or Contingent Sales Charges

10.

Comment: Staff requests that the disclosure in this section related to an investor’s eligibility for a reduction or waiver of sales charges be revised to discuss, with specificity, the availability of a sales charge reduction or waiver and to specifically identify which intermediaries offer a reduction or waiver.

Response: The Registrant notes that the requested additional information is included in the appendix to the Prospectus which is posted online and distributed upon request. In addition, the Registrant has added additional language on page 19 to read as follows:

Please see the Appendix on page 34 of the Prospectus for additional information about the availability of certain sales charge variations, waivers, and discounts at specific financial intermediaries

*         *         *         *         *

We believe that the foregoing has been responsive to the Staff’s comments. If you have any questions, please contact the undersigned at (312) 444-3195.

Sincerely,

/s/ Toni M. Bugni

Toni M. Bugni

Senior Vice President

The Northern Trust Company

cc:	Thomas Quinlan, Brandes Investment Trust

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